Exhibit 99.1

[SALIX LETTERHEAD]

June 13, 2003

Dear Stockholder:

On June 4, 2003, Salix Pharmaceuticals, Ltd. made a presentation to Institutional Shareholder Services or ISS, a company that advises institutional shareholders in connection with proxy solicitations. A copy of the presentation was filed with the Securities and Exchange Commission on June 4, 2003. In the presentation, Salix made several references to the comments of independent research analysts. While for the reasons described below Salix believes that the term independent accurately describes those analysts, we are providing this supplemental disclosure to describe in detail the role of the various research analysts that cover Salix and the role of the investment banking division of Wachovia Securities that serves as Salix’s financial advisor. It is our understanding that in issuing its report recommending a vote in favor of Salix’s slate of directors, ISS was aware of the information set forth below.

As we have disclosed in previous SEC filings, specifically in our Schedule 14D-9 and in the third paragraph under the heading “Solicitation of Proxies” on page 26 of our definitive proxy statement filed with the SEC and mailed to you on May 27, 2003, Wachovia Securities is serving as Salix’s financial advisor in connection with Salix’s analysis and consideration of, and response to, the outstanding tender offer of Saule Holdings, Inc., a wholly-owned subsidiary of Axcan Pharma Inc. Salix has agreed to pay Wachovia an advisory fee and a transaction fee. The advisory fee consists of $250,000 per month for each of April, May and June 2003, and approximately $100,000 monthly thereafter, provided the engagement has not been terminated. The transaction fee, if any, would equal $1,000,000 plus a success fee to be determined on the basis of the enterprise value ascribed to the Salix transaction. The full amount of the advisory fee paid by Salix shall be credited against any transaction fee. Salix has also agreed to reimburse Wachovia for all reasonable and customary expenses, including reasonable attorneys’ fees and to indemnify Wachovia and its affiliates against liabilities relating to or arising out of this engagement. In addition, in 2002, Wachovia provided investment banking services to Salix in connection with Salix’s public offering of common stock, and in the ordinary course of business, Wachovia and its affiliates may actively trade or hold the common stock for their own accounts or for the accounts of customers, and accordingly, may at any time hold a long or short position in Salix common stock.

One of the analysts quoted in the ISS presentation, Michael Tong, is employed by Wachovia Securities. We do not believe, or have any reason to believe, that Mr. Tong has communicated with either Salix’s management or Salix’s financial advisors at Wachovia concerning any aspect of Salix’s engagement of Wachovia in connection with the Tender Offer or the proxy solicitation. Nor do we believe that Salix’s engagement of Wachovia has in any way altered the independence of Mr. Tong’s analysis. In fact, Mr. Tong’s reports on Salix include a certification that the views expressed in those reports accurately reflect his personal views and that no part of his compensation was, is, or will be, directly or indirectly, related to the specific recommendations or views expressed. In addition, Wachovia Securities includes in these reports a statement that it does not compensate its research personnel for specific investment banking services transactions, although report authors receive compensation that is based on (among other factors) Wachovia Securities’ overall investment banking revenues.

The analysts at Leerink Swann & Company and Thomas Weisel Partners LLC are also described as independent in the June 4, 2003 ISS presentation. As disclosed in Salix’s SEC filings, including, specifically, its registration statement on Form S-3 (File No. 333-82558) originally filed on February 12, 2002, Leerink Swann and Thomas Weisel Partners were each co-managers of Salix’s March 2002 public offering and respectively received approximately $460,000 and $650,000 from Salix for such services. Each of these companies has also disclosed in their analysts’ reports that it intends to seek investment banking compensation from Salix in the next three months, which Salix believes is standard disclosure for these and many other investment banks. Salix believes that these disclosures were included to enable these companies to solicit business from Salix in the future. To Salix’s knowledge, Salix does not owe any compensation to these companies, nor will any be owed in the future. The analyst for Thomas Weisel Partners includes certifications in his reports similar to those of Mr. Tong.

Finally, C.J. Sylvester, an analyst at UBS Warburg, was also described as independent in the ISS presentation. UBS Warburg has disclosed in its reports, and Salix disclosed in its Form S-3 referenced above, within the past year, UBS Warburg or an affiliate acted as co-manager in the placement of Salix securities and had received approximately $1,300,000 in compensation for investment banking services to Salix. To Salix’s knowledge, Salix does not owe any compensation to UBS Warburg, nor will any be owed in the future. Mr. Sylvester includes in his reports similar certifications to Mr. Tong’s.

We would like to note that on April 14, 2003, Mr. Sylvester stated that Salix stock was fully valued at $10.19. On April 23, 2003 and May 14, 2003, Salix publicly disclosed estimates of sales of its second drug candidate, Rifaximin, and on May 14, 2003 Salix also publicly disclosed first quarter results beating analysts’ estimates, as well as increased sales estimates for its existing product, Colazal®, for 2003 and 2004. On May 15, 2003, Mr. Sylvester raised his price estimate for Salix stock to $13 per share and made the comments included in the ISS presentation.

We believe that it is also important to note that analysts at Thomas Weisel Partners and UBS Warburg provide research coverage on Axcan Pharma. Furthermore, over the past 15 months the investment banking divisions of such firms have received compensation for investment banking services provided with respect to the issuance of securities by Axcan.

Enclosed is a copy of the ISS presentation, including supplemental disclosures on pages 29 to 30 about the relationships between Salix and the companies that employ these analysts. The revised presentation also makes clear that the forward-looking numbers used in the “Peer Group Valuation” slide on page 29 of the updated presentation are taken from First Call, and that those consensus First Call numbers for Salix consist of estimates from Leerink Swann & Company, Thomas Weisel Partners LLC, UBS Warburg, and Wachovia the only companies that provided coverage for the stock at the time of the presentation. (On June 5, 2003, Roth Capital, with whom Salix has no relationship whatsoever, initiated coverage with a price target of $15.00 per share.)

Again, while for the reasons described above Salix believes that the term independent accurately describes these analysts, we are providing this supplemental disclosure to describe in detail the role of the various research analysts that cover Salix and the role of the investment banking division of Wachovia Securities that serves as Salix’s financial advisor.

Sincerely,

/s/ Carolyn J. Logan
Carolyn J. Logan President and CEO

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